UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2008

Date:	September 19, 2008
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-7200

Consolidated financial data for the fiscal year ended March 31, 2008

(1) Operating results

(in millions of yen, except per share data and percentages)

	For the fiscal years ended March 31,
	2008	2007
Total revenue	6,144,925	5,863,665
Change from the previous fiscal year	4.8%	63.0%
Income from continuing operations before income tax expense	12,355	1,134,931
Change from the previous fiscal year	(98.9)%	114.3%
Net income (loss)	(542,436)	581,288
Change from the previous fiscal year	—%	59.9%
Basic earnings (loss) per common share—net income (loss) available to common shareholders (in yen)	(54.05)	29.86
Diluted earnings (loss) per common share—net income (loss) available to common shareholders (in yen)	(54.05)	29.68
Net income (loss) available to common shareholders as a percentage of total average shareholders’ equity	(5.6)%	3.1%
Income from continuing operations before income tax expense as a percentage of total average assets	0.0%	0.6%
Income from continuing operations before income tax expense as a percentage of total revenue	0.2%	19.4%

Note: Average number of shares outstanding

(in thousands of shares)

	For the fiscal years ended March 31,
	2008	2007
Common stock	10,305,911	10,053,408
Preferred stock - class 3	50,323	100,000
Preferred stock - class 8	8,907	19,968
Preferred stock - class 9	—	19,434
Preferred stock - class 10	—	36,575
Preferred stock - class 11	1	1
Preferred stock - class 12	16,959	119,853

(2) Financial condition

(in millions of yen, except per share data and percentages)

	As of March 31,
	2008	2007
Total assets	190,731,786	186,202,911
Total shareholders’ equity	8,490,115	10,433,312
Total shareholders’ equity as a percentage of total assets	4.5%	5.6%
Total shareholders’ equity per common share (in yen)	787.11	989.01

Note: Number of shares outstanding

(in thousands of shares)

	As of March 31,
	2008	2007
Common stock	10,358,490	10,208,676
Preferred stock - class 3	100,000	100,000
Preferred stock - class 8	17,700	17,700
Preferred stock - class 11	1	1
Preferred stock - class 12	33,700	33,700

(3) Cash flows

(in millions of yen)

	For the fiscal years ended March 31,
	2008	2007
Net cash provided by operating activities	383,207	1,563,012
Net cash used in investing activities	(7,833,129)	(2,492,073)
Net cash provided by (used in) financing activities	8,723,384	(2,496,081)
Cash and cash equivalents at end of fiscal year	4,090,690	2,849,663

Formulas for computing ratios for the fiscal year ended March 31, 2008 are as follows:

Basic earnings per common share—net income available to common shareholders

Net income available to common shareholders*
Average number of common stock during the fiscal year **

Diluted earnings per common share—net income available to common shareholders

Net income available to common shareholders* + Adjustments in net income assuming dilution
Average number of common stock during the fiscal year ** + Number of dilutive potential common stock

Net income available to common shareholders as a percentage of total average shareholders’ equity

Net income available to common shareholders*	× 100
Total average shareholders’ equity

Total shareholders’ equity per common share

Total shareholders’ equity at end of fiscal year - Number of preferred stock at end of fiscal year × Issue price
Number of common stock at end of fiscal year **

*	excluding cash dividends paid to preferred shareholders and beneficial conversion feature
**	excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

Note:	Effective September 30, 2007, MUFG declared a stock split whereby each common and preferred share was split into 1,000 common and preferred shares. As a result, the number of shares and per share information have been retroactively adjusted.

This report is an excerpt of certain highlights from our consolidated financial information under U.S. GAAP that is included in our annual report on Form 20-F (“Form 20-F”) to be filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including risk factors and business and other detailed U.S. GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of our business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial conditions and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets are based on estimation and other assumptions such as our business plan and the premises thereof, and exemplify such situation as above. There exist a number of factors that might lead to uncertainties and risks, including, but not limited to, the recent instability in global financial markets. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,		Increase/(Decrease) (A) - (B)
(in millions of yen)	2008 (A)	2007 (B)
Assets:
Cash and due from banks	4,090,690	2,847,469	1,243,221
Interest-earning deposits in other banks	6,320,827	6,056,598	264,229
Call loans and funds sold	1,210,238	1,990,116	(779,878)
Receivables under resale agreements	7,105,819	4,556,543	2,549,276
Receivables under securities borrowing transactions	8,329,371	6,320,179	2,009,192
Trading account assets	13,411,755	10,446,080	2,965,675
Investment securities:
Securities available for sale	38,729,301	45,679,782	(6,950,481)
Securities being held to maturity	2,839,666	3,033,099	(193,433)
Other investment securities	580,013	670,959	(90,946)

Total investment securities	42,148,980	49,383,840	(7,234,860)

Loans, net of unearned income, unamortized premiums and deferred loan fees	99,002,079	95,322,844	3,679,235
Allowance for credit losses	(1,134,940)	(1,112,453)	(22,487)

Net loans	97,867,139	94,210,391	3,656,748

Premises and equipment—net	1,075,806	1,147,511	(71,705)
Accrued interest	339,773	371,523	(31,750)
Customers’ acceptance liability	71,003	68,754	2,249
Intangible assets—net	1,338,924	1,265,080	73,844
Goodwill	1,074,137	1,844,809	(770,672)
Deferred tax assets	899,432	556,158	343,274
Other assets	5,447,892	5,135,425	312,467
Assets of discontinued operations to be disposed or sold	—	2,435	(2,435)

Total assets	190,731,786	186,202,911	4,528,875

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	14,693,953	17,037,891	(2,343,938)
Interest-bearing	94,807,696	91,677,030	3,130,666
Overseas offices:
Non-interest-bearing	2,132,110	2,532,088	(399,978)
Interest-bearing	17,606,369	15,340,000	2,266,369

Total deposits	129,240,128	126,587,009	2,653,119

Call money and funds purchased	2,288,720	2,544,637	(255,917)
Payables under repurchase agreements	11,892,902	8,211,210	3,681,692
Payables under securities lending transactions	4,587,511	5,137,508	(549,997)
Due to trust account	1,461,006	1,539,973	(78,967)
Other short-term borrowings	6,016,893	5,734,473	282,420
Trading account liabilities	2,927,411	2,625,761	301,650
Obligations to return securities received as collateral	5,094,993	3,652,864	1,442,129
Bank acceptances outstanding	71,003	68,754	2,249
Accrued interest	298,152	257,411	40,741
Long-term debt	13,675,250	14,389,930	(714,680)
Other liabilities	4,687,702	5,019,523	(331,821)
Liabilities of discontinued operations to be extinguished or assumed	—	546	(546)

Total liabilities	182,241,671	175,769,599	6,472,072

Shareholders’ equity:
Capital stock:
Preferred stock	247,100	247,100	—
Common stock	1,084,708	1,084,708	—
Capital surplus	5,791,300	5,834,529	(43,229)
Retained earnings:
Appropriated for legal reserve	239,571	239,571	—
Unappropriated	935,309	1,636,803	(701,494)
Accumulated other changes in equity from nonowner sources, net of taxes	919,420	2,392,136	(1,472,716)
Treasury stock, at cost	(727,293)	(1,001,535)	274,242

Total shareholders’ equity	8,490,115	10,433,312	(1,943,197)

Total liabilities and shareholders’ equity	190,731,786	186,202,911	4,528,875

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Operations

	For the fiscal years ended March 31,		Increase/(Decrease) (A) - (B)
(in millions of yen)	2008 (A)	2007 (B)
Interest income:
Loans, including fees	2,790,505	2,647,503	143,002
Deposits in other banks	258,544	251,034	7,510
Investment securities:
Interest	771,763	641,705	130,058
Dividends	127,076	113,096	13,980
Trading account assets	110,348	99,918	10,430
Call loans and funds sold	24,969	26,546	(1,577)
Receivables under resale agreements and securities borrowing transactions	283,606	135,927	147,679

Total	4,366,811	3,915,729	451,082

Interest expense:
Deposits	1,093,956	835,899	258,057
Call money and funds purchased	45,180	27,870	17,310
Payables under repurchase agreements and securities lending transactions	402,077	256,282	145,795
Due to trust account	8,014	5,863	2,151
Other short-term borrowings and trading account liabilities	206,363	175,245	31,118
Long-term debt	331,504	284,804	46,700

Total	2,087,094	1,585,963	501,131

Net interest income	2,279,717	2,329,766	(50,049)
Provision for credit losses	385,740	358,603	27,137

Net interest income after provision for credit losses	1,893,977	1,971,163	(77,186)

Non-interest income:
Fees and commissions	1,317,047	1,407,193	(90,146)
Foreign exchange gains (losses)—net	1,295,933	(162,005)	1,457,938
Trading account profits—net	398,396	404,813	(6,417)
Investment securities gains (losses)—net	(1,373,072)	238,277	(1,611,349)
Equity in losses of equity method investees	(34,485)	(56,879)	22,394
Gains on sales of loans	11,789	23,093	(11,304)
Other non-interest income	162,506	93,444	69,062

Total	1,778,114	1,947,936	(169,822)

Non-interest expense:
Salaries and employee benefits	909,771	862,401	47,370
Occupancy expenses—net	173,183	179,342	(6,159)
Fees and commission expenses	218,088	237,979	(19,891)
Outsourcing expenses, including data processing	248,265	267,921	(19,656)
Depreciation of premises and equipment	179,567	118,940	60,627
Amortization of intangible assets	252,890	264,930	(12,040)
Impairment of intangible assets	78,679	184,760	(106,081)
Insurance premiums, including deposit insurance	112,444	112,773	(329)
Minority interest in income of consolidated subsidiaries	39,400	16,915	22,485
Communications	65,286	62,209	3,077
Taxes and public charges	83,439	79,683	3,756
Provision for repayment of excess interest	2,826	106,245	(103,419)
Impairment of goodwill	893,721	—	893,721
Other non-interest expenses	402,177	290,070	112,107

Total	3,659,736	2,784,168	875,568

Income from continuing operations before income tax expense	12,355	1,134,931	(1,122,576)
Income tax expense	553,045	552,826	219

Income (loss) from continuing operations	(540,690)	582,105	(1,122,795)
Loss from discontinued operations—net	(1,746)	(817)	(929)

Net income (loss)	(542,436)	581,288	(1,123,724)

Income allocable to preferred shareholders:
Cash dividends paid	6,669	13,629	(6,960)
Beneficial conversion feature	7,909	267,432	(259,523)

Net income (loss) available to common shareholders	(557,014)	300,227	(857,241)

(in yen)
Earnings (loss) per share:
Basic earnings (loss) per common share
—income (loss) from continuing operations available to common shareholders	(53.88)	29.94	(83.82)
Basic earnings (loss) per common share—net income (loss) available to common shareholders	(54.05)	29.86	(83.91)
Diluted earnings (loss) per common share
—income (loss) from continuing operations available to common shareholders	(53.88)	29.76	(83.64)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders	(54.05)	29.68	(83.73)

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more (unaudited)

	As of March 31,		Increase/(Decrease) (A) - (B)
(in millions of yen)	2008 (A)	2007 (A)
Nonaccrual loans:
Domestic:
Manufacturing	109,023	82,206	26,817
Construction	44,322	45,027	(705)
Real estate	164,521	142,681	21,840
Services	142,795	140,464	2,331
Wholesale and retail	156,816	133,344	23,472
Banks and other financial institutions	10,591	16,712	(6,121)
Communication and information services	45,115	32,035	13,080
Other industries	36,192	140,224	(104,032)
Consumer	318,861	301,819	17,042

Total domestic	1,028,236	1,034,512	(6,276)

Foreign:
Governments and official institutions	45	47	(2)
Banks and other financial institutions	2,793	3,730	(937)
Commercial and industrial	111,852	46,536	65,316
Other	1,529	1,519	10

Total foreign	116,219	51,832	64,387

Total	1,144,455	1,086,344	58,111

Restructured loans:
Domestic	492,230	548,569	(56,339)
Foreign	25,035	42,117	(17,082)

Total	517,265	590,686	(73,421)

Accruing loans contractually past due 90 days or more:
Domestic	14,954	20,649	(5,695)
Foreign	2,998	1,821	1,177

Total	17,952	22,470	(4,518)

Total	1,679,672	1,699,500	(19,828)